UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-12284

GOLDEN STAR RESOURCES LTD.

(Translation of registrant's name into English)

333 Bay Street

Suite 2400

Toronto, Ontario

M5H 2T6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 included in this report on Form 6-K is hereby incorporated by reference in the Registration Statement and Form F-10 of the registrant (File No. 333-234005), as may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN STAR RESOURCES LTD.

Date: February 24, 2021

(signed) Paul Thomson

_______________________

Paul Thomson

Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Furnished Exhibit

99.1	News Release dated February 24, 2021 - Golden Star Resources Reports Results for the Three and Twelve Months Ended December 31, 2020 Delivering on Increased 2020 Production Guidance at Wassa